Robert Hayward, P.C. To Call Writer Directly: +1 312 862 7317 rhayward@kirkland.com	300 North LaSalle Chicago, IL 60654 United States +1 312 862 2000 www.kirkland.com	Facsimile: +1 312 862 2200

April 21, 2021

Via EDGAR Submission and Overnight Delivery

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Scott Anderegg Erin Jaskot

Re:	Agiliti, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed April 15, 2021 File No. 333-253947

Ladies and Gentlemen:

On behalf of Agiliti, Inc. (the “Company”), we are writing to respond to the comment raised in the letter to the Company, dated April 21, 2021, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), with respect to the above referenced Registration Statement on Form S-1 (the “Registration Statement”).

The text of the Staff’s comment has been included in this letter for your convenience, and we have numbered the paragraph below to correspond to the number in the Staff’s letter. In addition, the Company has revised the Registration Statement in response to the Staff’s comment and the Company is concurrently filing an amendment to the Registration Statement with this letter, which reflects these revisions. Page numbers in the text of the Company’s responses correspond to page numbers in the Registration Statement, as so amended.

Beijing   Boston   Dallas   Hong Kong   Houston   London   Los Angeles   Munich   New York   Palo Alto   Paris   San Francisco   Shanghai   Washington, D.C.

Securities and Exchange Commission

April 21, 2021

Principal Shareholders, page 123

1. Please disclose the natural person or persons who directly or indirectly exercise sole or shared voting or investment control over the shares held by THL Agiliti LLC. Refer to Item 403 of Regulation S-K. Please also revise your disclosure to clearly explain how your officers and directors, as a group, have beneficial ownership over 102,901,504 shares, as the disclosure currently indicates beneficial ownership of just over 4 million shares. To the extent that this is related to the relation of certain of your officers and directors to THL Agiliti LLC, please make this clear in the disclosure.

Response

The Company has updated its disclosure in Footnote 1 on page 124 to disclose the persons who directly or indirectly exercise sole or shared voting or investment control over the shares held by THL Agiliti LLC. The Company has also updated its disclosure on Page 123 to revise the total beneficial ownership held by directors, director nominees and executive officers as a group to exclude the shares beneficially held by THL Agiliti LLC.

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Securities and Exchange Commission

April 21, 2021

We hope that the foregoing has been responsive to the Staff’s comment. Should you have any questions relating to any of the foregoing, please feel free to contact Robert M. Hayward, P.C. at (312) 862-2133.

Sincerely,

/s/ Robert Hayward, P.C.

Robert Hayward, P.C.

cc:	James Pekarek

Chief Financial Officer, Agiliti, Inc.